August 24, 2011	ATTORNEYS AT LAW 321 NORTH CLARK STREET, SUITE 2800 CHICAGO, IL 60654-5313 312.832.4500 TEL 312.832.4700 FAX foley.com WRITER’S DIRECT LINE 312.832.5178 pdaugherty@foley.com EMAIL

VIA EDGAR

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	CurrencyShares® Chinese Renminbi Trust

Registration Statement on Form S-1 (File No. 333-174640)

Dear Mr. Dang:

On behalf of CurrencyShares® Chinese Renminbi Trust (the “Trust”), today we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Amendment”) to that certain Registration Statement (Registration No. 333-174640) on Form S-1 of the Trust, originally filed with the Commission on June 1, 2011.

The Division of Corporation Finance of the Commission (the “Staff”) delivered to the Trust, on June 28, 2011, a letter of comments on the aforementioned Registration Statement (the “Comment Letter”). The Trust filed an Amendment No. 1 to the Registration Statement on July 26, 2011, along with a response to the Comment Letter. Such Registration Statement as amended by such Amendment No. 1 is referred to below as the “Registration Statement.” The Amendment has been marked to reflect changes made to the Registration Statement.

On August 10, 2011, Erin Martin of the Commission’s Division of Corporation Finance (the “Staff”) phoned Patrick Daugherty with two oral comments on the Registration Statement, indicating that all other Staff comments had been satisfied. Set forth below are the two comments and our responses to them on behalf of the Trust.

Oral Comment No. 1

Comment No. 13 in the Comment Letter is reissued: We note that you have not included financial information within the financial statements of the Trust, although it appears you intend to include such financial statements within a subsequent amendment to your registration statement. Please note that we may have additional comments upon the review of such financial statements.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Duc Dang

August 24, 2011

Response:

The financial statements of the Trust that are included in the Amendment include all of the required financial information. The Amendment also includes a signed audit opinion and signed consents of the auditors.

Oral Comment No. 2

Please explain to the Staff how the prospective offering will comply with, or be exempt from, FINRA Conduct Rule 5110 (FINRA’s “Corporate Financing Rule”).

Response:

On August 11, 2011, we asked FINRA to exempt Rydex Distributors, the distributor for the Trust, from application of FINRA Conduct Rule 5110 with respect to its participation in the public offering of shares of the Trust and of future products that will follow the same structure (the “Exemptive Request”). By way of background, we had made a similar request on July 28, 2008, which FINRA granted, as to the distributor’s participation in other CurrencyShares® exchange-traded products. On August 23, 2011, Joseph Price of FINRA telephoned George Simon of Foley & Lardner LLP, who had submitted both the August 11, 2011 request and the earlier request, and indicated that FINRA would grant the exemption. FINRA’s reply to the Exemptive Request has not yet been reduced to writing and delivered to us, but a copy of that reply will be delivered to the Staff upon its receipt by us if requested by the Staff.

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After the Staff has indicated that it is satisfied with the responses to all outstanding comments, the Trust will request acceleration of the effective date of the Registration Statement as then amended by furnishing a written acceleration request to the Staff (the “Acceleration Request”). The Acceleration Request will include the acknowledgments by the Trust stipulated in the Comment Letter.

If you have any questions regarding any of the responses in this letter, please call me at (312) 832-5178. In my absence, please contact Jacob Babcock at (312) 832-4373.

Respectfully submitted,

/s/ Patrick Daugherty

Patrick Daugherty

cc:	Nickolaos Bonos

Kevin Farragher

George Simon